P.E. 1/31/01

FORM 6-K

02014576

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
FEB 20 2002
THOMSON FINANCIAL

For the month of January 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

SEC MAIL PROCESSING RECEIVED FEB 12 2002 WASH. D.C. 352 SECTION

15 Marylebone Road
London
NW1 5JD
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Press Release dated 15 January 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 15th January 2002

COLT Telecom Group plc

By: ____________________

Mark A. Jenkins
Legal Services Director

press information

we make business straight.forward

15 January 2002

COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
t +44 (0)20 7863 5000
f +44 (0)20 7390 3701

WERNER KLATTEN

COLT Telecom Group plc (COLT) said today that Werner Klatten had resigned as a director of the company with effect from 15 January 2002.

Mr Klatten said:

"It has been a great privilege to have served on the COLT Board through a period of significant growth and success. Unfortunately my executive management commitments mean that I can no longer give the time necessary to fulfil my responsibilities as a director of COLT."

COLT Chairman Jim Curvey said:

"I'd like to thank Werner for the contribution he has made to COLT, especially his insight into developments in the German market. I fully understand and respect his reasons for leaving and his wish to devote more time to his executive responsibilities."

About Werner Klatten

Mr. Klatten (55) is one of Germany's leading executives in digital media services. He was Chairman of SAT 1, the first private television station in Germany from 1988 until 1993. He then joined SPIEGEL the leading German publishing and media Company, responsible for Sales and Marketing, becoming, Managing Director of the TV and electronic information services activities of SPIEGEL TV GmbH in 1996. In September 2000 he was appointed Chairman of the Management Board of SPIEGELnet AG. In September 2001 he was appointed CEO of EMTV and Merchandising AG. He has also been a member of the legal partnership Wessing since 1993.He was appointed to the Board of Directors of COLT on 26 May 1999.

About COLT

COLT Telecom Group plc is a leading supplier of business network and application solutions to business and governmental customers in Europe. It has operations in 32 European cities in thirteen countries. The EuroLAN is a 15,000 route kilometre network that provides international high capacity fibre-optic links between COLT city networks. Currently over 12,000 route kilometres have been lit. In addition COLT provides Internet connectivity, Internet hosting and enables application services in 11 European countries, with a backbone reaching into the US and more than 450 peering agreements. COLT Internet Solution Centres (ISCs) have been built in 16 cities totaling more than 1 million square feet (86,000 square metres) of hosting space. During the year ended December 2000 turnover was £640.8 million and it carried 15.8 billion switched minutes of traffic. During the quarter ended September 2001 turnover rose 39% to £231.4 million. COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and Nasdaq (COLT). Information about COLT and its products and services can be found on the web at www.colt.net